Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DatChat, Inc.

We hereby consent to the incorporation by reference in this Registration Statement of DatChat, Inc. on Form S-1/A to be filed on or about August 3, 2021 of our report dated March 19, 2021, except for common share and loss per share presentation on a post-reverse split basis dated July 28, 2021, on our audits of DatChat, Inc.’s financial statements as of December 31, 2020 and 2019 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of the substantial doubt concerning the Company’s ability to continue as a going concern.

D. Brooks and Associates CPAs, P.A.

Palm Beach Gardens, FL

August 3, 2021